Exhibit (a)(1)(f)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE

WARRANTS TO PURCHASE ORDINARY SHARES

METEN EDTECHX EDUCATION GROUP LTD.

DECEMBER 7, 2020

THE OFFER TO EXERCISE (AND ASSOCIATED WITHDRAWAL RIGHTS) WILL EXPIRE AT 11:59 P.M. (EASTERN TIME) ON THE EVENING OF JANUARY 5, 2021 UNLESS THE OFFER PERIOD IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is to inform you that Meten EdtechX Education Group Ltd. (the “Company”) is offering to holders of certain warrants to purchase 12,705,000 Ordinary Shares issued in the Company’s business combination (the “Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”) the opportunity to exercise their warrants at a temporarily reduced exercise price of $1.40 per share of Ordinary Shares, upon the terms set forth in the enclosed Offer to Exercise and the related Election to Participate and Exercise Warrants (collectively, together with any amendments or supplements thereto, the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1. Offer to Exercise dated December 7, 2020;

2. Election to Participate and Exercise Warrants, for your use in accepting the Offer and tendering Warrants of your clients;

3. Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer to Exercise;

4. Prospectus relating to the Warrants, if applicable; and

5. Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary Agent for the Offer to Exercise.

Holders of Warrants must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Warrants, including the Company’s reasons for making the Offer.

WARRANTS THAT ARE NOT TENDERED DURING THE OFFER PERIOD WILL THEREAFTER RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT EXERCISE PRICE OF $11.50 PER SHARE, UNLESS THE PARTICIPATION REQUIREMENT IS MET AND THEN THE WARRANTS WILL BE SUBJECT TO THE SECOND REDUCTION PERIOD.

Investing in the Company’s securities involves a high degree of risk. See the section titled “Risk Factors” in the enclosed Offer to Exercise and in the Prospectus, if applicable, for a discussion of information that holders should consider before tendering Warrants in this Offer.

Certain conditions of the Offer are described in “Description of the Offer to Exercise — Section 6. Conditions to the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 8. Procedures for Participating in Offer to Exercise and Exercising Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 P.M. (Eastern Time) on the evening of January 5, 2021 or such later time and date to which the Offer is extended.

If you or your clients tender Warrants, the tendered Warrants may be withdrawn before the Expiration Date and retained on their original terms by following the instructions in “Description of the Offer to Exercise — Section 10. Withdrawal Rights.” Under no circumstances will interest be paid on the exercise price of the Warrants in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in issuing Ordinary Shares upon the exercise of the Warrants.

The Company will not pay any commissions to any broker, dealer, or other person (other than to the Depositary Agent, any information agent and any warrant solicitation agent engaged by the Company, as described in the Offer to Exercise) in connection with the solicitation of tenders of Warrants pursuant to the Offer to Exercise. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer Materials to your clients.

Please direct questions or requests for assistance regarding this Offer to Exercise, Election to Participate and Exercise Warrant, and Notice of Withdrawal or other materials, in writing, to the Depositary Agent at the following address.

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Reorganization Department
Telephone: (917) 262-2378
Facsimile: (212) 616-7610

You may contact the Company’s information solicitation agent at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call (203) 658-9400

METX.info@investor.morrowsodali.com

Please direct requests for additional copies of this Offer to Exercise, Election to Participate and Exercise Warrant, and Notice of Withdrawal or other materials, in writing, to the Company. The Company may be reached at:

c/o Meten International Education Group

3rd Floor, Tower A, Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518045

The People’s Republic of China

+86 755 8294 5250

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Sincerely,
/s/ Siguang Peng
Siguang Peng
Chief Executive Officer
Meten EdtechX Education Group Ltd.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, any information agent or warrant solicitation agent engaged by the Company, or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer to Exercise other than the enclosed documents and the statements contained therein.